Ecopetrol Reports Changes in Senior Management

Bogotá, September 15, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") announces that Mr. Julio César Herrera Martínez will step down from his position as Vice President of Commercial and Marketing, effective September 15, 2026, following the termination of his employment relationship with the Company by mutual agreement.

Effective September 16, 2026, Mr. Graford Santamaría Valbuena, currently serving as Hydrocarbons Finance Director, will assume the responsibilities of Vice President of Commercial and Marketing on an interim basis. Mr. Santamaría has more than 20 years of experience in the financial and energy sectors, including 18 years in various leadership positions at Ecopetrol, with experience spanning the hydrocarbons value chain across upstream, midstream, and downstream operations, and a strong focus on operational efficiency and sustainable value creation.

Mr. Santamaría holds a degree in Financial Engineering from Universidad Autónoma de Bucaramanga, a specialization in Finance from Universidad Externado de Colombia, and a Master's degree in Finance from Universidad de Los Andes, among other academic credentials and professional certifications.

The Company thanks Mr. Herrera Martínez for his leadership and commitment throughout his tenure and wishes him continued success in his future professional endeavors.

---------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co